FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2006

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on September 25, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: September 25, 2006	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

For Immediate Release
Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0) 3-5561-2616
Date: September 25, 2006
No. 0030(2002)
URL: http://www.komatsu.com/

Komatsu Signs a Letter of Intent to Sell its Outdoor Power Equipment Business to

Husqvarna AB of Sweden

Komatsu Ltd. (President: Masahiro Sakane, hereinafter referred to as “Komatsu”) and KOMATSU ZENOAH CO. (President: Kazuhiro Aoyagi, hereinafter referred to as “KOMATSU ZENOAH”), a subsidiary of Komatsu, have signed a letter of intent to sell KOMATSU ZENOAH’s outdoor power equipment business (hereinafter referred to as “OPE business”) to Sweden’s Husqvarna AB, (President: Mr. Bengt Andersson, hereinafter referred to as “HUSQVARNA”). The definitive agreement is expected to be executed in December 2006 and the sale is expected to be completed within the second half of the 2006 fiscal year ending March 2007.

KOMATSU ZENOAH has played a central role in the mini construction equipment business and hydraulic equipment business in the Komatsu Group. Komatsu has strategically focused on the expansion and strengthening of its construction equipment business, but in order to improve management efficiency, has decided to sell its OPE business, which has limited synergy with its construction equipment business.

HUSQVARNA is a leading global manufacturer in the outdoor power equipment industry. Through this transaction, HUSQVARNA will acquire KOMATSU ZENOAH’s distinguished 2-cycle engine technology and expand its business in East Asian countries including Japan and China. The “ZENOAH” brand will be transferred to HUSQVARNA, while the “KOMATSU” brand will no longer be used for outdoor power equipment products after this transaction.

Profit from the sale of the OPE business will be treated in the consolidated financial statements of Komatsu for the fiscal year ending March 31, 2007.

[Outline of Komatsu Zenoah Co.]

Location:	1-9, Minamidai, Kawagoe-city, Saitama, Japan

Establishment:	February 1910

Capitalization:	JPY 5,099 million

Sales:	JPY 97,950 million
(Consolidated, for the fiscal year ended March 31, 2006)
(OPE business; JPY 19,444 million)

President:	Kazuhiro Aoyagi

No. of Employees:	1,877 (Consolidated, as of March 31, 2006) (OPE business; 692)

Line of Business:	Manufacturing and sale of outdoor power equipments, construction equipments, and hydraulic equipments

[Outline of Husqvarna AB]

Location:	Stockholm, Sweden

Establishment:	April 1897

Capitalization:	SEK 5,891 million

Sales (CY2005):	SEK 28,768 million

President:	Bengt Andersson

No. of Employees:	11,631 (Consolidated, for the average of 2005)

Line of Business:	Manufacturing and sale of outdoor power equipments

(end)